Exhibit 4.3

Description of Securities Registered Pursuant to
Section 12 of the Securities Exchange Act of 1934

The following description sets forth certain material terms and provisions of the securities of SOC Telemed, Inc. (“we,” “us,” “our” or the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our securities is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, our amended and restated certificate of incorporation (the “charter”) and amended and restated by-laws (the “by-laws”), each of which is incorporated herein by reference and attached as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

As of December 31, 2020, we had two classes of securities registered under the Exchange Act: our Class A common stock, par value $0.0001 per share, and warrants to purchase shares of our Class A common stock. Our Class A common stock and warrants are listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbols “TLMD” and “TLMDW,” respectively.

Authorized and Outstanding Stock

Our charter authorizes the issuance of shares of capital stock, each with a par value of $0.0001, consisting of (a) 500,000,000 shares of Class A common stock and (b) 5,000,000 shares of preferred stock.

Class A Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of directors and all other matters requiring stockholder action and are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, the holders of Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In we are involved in the voluntary or involuntary liquidation, dissolution, or winding-up of our affairs, the holders of Class A common stock will be entitled to receive all of our remaining assets available for distribution to stockholders, ratably in proportion to the number of shares of Class A common stock held by them, after the rights of our creditors and the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

The holders of Class A common stock will not have preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Class A common stock.

Election of Directors

The board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year.

There is no cumulative voting with respect to the election of directors, with the result that directors will be elected by a plurality of the votes cast at a meeting of stockholders by holders of Class A common stock.

Under the Investor Rights Agreement, dated as of October 30, 2020 (the “Investor Rights Agreement”), between us and SOC Holdings LLC, an entity affiliated with Warburg Pincus LLC (“Warburg Pincus”), (a) for so long as SOC Holdings LLC holds at least fifty percent (50%) of the outstanding shares of our Class A common stock, it will have the right to designate up to five (5) directors for election to the board of directors, and the size of the board of directors will be set at nine (9) directors; (b) for so long as SOC Holdings LLC holds at least thirty-five percent (35%) but less than fifty percent (50%) of the outstanding shares of our Class A common stock, it will have the right to designate up to three (3) directors for election to the board of directors, and the size of the board of directors will be set at nine (9) directors; (c) for so long as SOC Holdings LLC holds at least fifteen percent (15%) but less than thirty-five percent (35%) of the outstanding shares of our Class A common stock, it will have the right to designate up to two (2) directors for election to the board of directors, and the size of the board of directors will be set at seven (7) directors; and (d) for so long as SOC Holdings LLC holds at least five percent (5%) but less than fifteen percent (15%) of the outstanding shares of our Class A common stock, it will have the right to designate one (1) director for election to the board of directors, and the size of the board of directors will be set at seven (7) directors. Pursuant to the Investor Rights Agreement, we will take all necessary and desirable actions within our control such that the size of the board of directors is set at either seven (7) directors or nine (9) directors (in accordance with the terms above), unless the board of directors takes authorized action to increase the size of the board of directors and SOC Holdings LLC approves such action. For more information, see the Investor Rights Agreement attached as an exhibit to our most recent Annual Report on Form 10-K filed with the SEC.

Under the Board Nomination Rights Agreement, dated as of March 26, 2021 (the “Board Nomination Rights Agreement”), between us and Christopher Gallagher, M.D., for so long as Dr. Gallagher beneficially owns at least 75% of the shares of our Class A common stock that he acquired at the closing of our acquisition of Access Physicians Management Services Organization, LLC and remains employed by us, and subject to compliance with applicable law and our guidelines with respect to the nomination of directors, Dr. Gallagher is entitled to serve as a member of our board of directors. For more information, see the Board Nomination Rights Agreement attached as an exhibit to our most recent Annual Report on Form 10-K filed with the SEC.

Preferred Stock

The charter provides that shares of preferred stock may be issued from time to time in one or more series. The board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A common stock and could have anti-takeover effects. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. No shares of preferred stock are currently outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

Our outstanding warrants consist of warrants initially sold in our initial public offering (the “public warrants”) and warrants initially sold in a private placement concurrently with our initial public offering (the “private placement warrants” and, together with the public warrants, the “warrants”) to HCMC Sponsor LLC (the “Sponsor”). The private placement warrants are identical to the public warrants, except that, for so long as they are held by the Sponsor or its permitted transferees, the private placement warrants may be exercised for cash or on a “cashless basis” and are not redeemable by us.

Our warrants are issued in registered (book-entry) form under the Warrant Agreement, dated December 12, 2019 (the “Warrant Agreement”), by and between us and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”). The following summary of certain provisions relating to our warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Warrant Agreement. You should review the Warrant Agreement, a copy of which is attached as an exhibit to our most recent Annual Report on Form 10-K filed with the SEC, for a complete description of the terms and conditions applicable to the warrants.

General

Each whole warrant entitles the registered holder to purchase one whole share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below. The warrants will expire at 5:00 p.m., New York City time, on October 30, 2025, or earlier upon redemption or liquidation.

The warrants may be exercised by delivering to the Warrant Agent, on or prior to the expiration date, the warrants together with an election to purchase, a form of which is attached to the Warrant Agreement, completed and executed as indicated, and accompanied by full payment of the exercise price (or on a “cashless basis,” if applicable, as described below), by certified or official bank check payable to us, for the number of warrants being exercised. Pursuant to the Warrant Agreement, a warrantholder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrantholder.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A common stock to be issued to the warrantholder.

The warrantholders do not have the rights or privileges of holders of Class A common stock or any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

Public Warrants

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations described below with respect to registration. No public warrant will be exercisable and we will not be obligated to issue shares of Class A common stock upon exercise of a public warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will we be required to net cash settle any public warrant.

We have agreed pursuant to the Warrant Agreement to use our best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the public warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the public warrants expire or are redeemed, as specified in the Warrant Agreement. Warrantholders have the right, until such registration statement is declared effective and during any period when we may have failed to maintain an effective registration statement, to exercise public warrants on a “cashless basis” (as described below) in accordance with Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their public warrants on a cashless basis.

Once the public warrants become exercisable, we may call the public warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per public warrant;

●	upon not less than 30 days’ prior written notice of redemption given after the public warrants become exercisable (the “30-day redemption period”) to each warrantholder; and

●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the public warrants become exercisable and ending three business days before we send the notice of redemption to the warrantholders.

If and when the public warrants become redeemable by us, we may not exercise this redemption right if the issuance of shares of Class A common stock upon exercise of the public warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrantholder will be entitled to exercise its public warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the public warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of public warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the public warrants. If management takes advantage of this option, all holders of public warrants would surrender their public warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

A holder of a public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each whole warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of our capital stock into which the public warrants are convertible), other than as described above or certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of out outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the shares of Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their public warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the public warrant. The purpose of such exercise price reduction is to provide additional value to holders of the public warrants when an extraordinary transaction occurs during the exercise period of the public warrants pursuant to which the holders of the public warrants otherwise do not receive the full potential value of the public warrants in order to determine and realize the option value component of the public warrant. This formula is to compensate the holder for the loss of the option value portion of the public warrant due to the requirement that the holder exercise the public warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

Private Placement Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability and exercise period. The private placement warrants are exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would surrender their private placement warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the private placement warrants, multiplied by the difference between the exercise price of the private placement warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the Warrant Agent.

Certain Anti-Takeover Provisions of Delaware Law and Our Charter and By-Laws

Provisions of the DGCL and our charter and by-laws could make it more difficult to acquire control of our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with the board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our Class A common stock.

Pursuant to the charter, we are subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	A stockholder who owns fifteen percent (15%) or more of the corporation’s outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than ten percent (10%) of the corporation’s assets.

However, the above provisions of Section 203 do not apply if:

●	the corporation’s board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by the corporation’s board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder.

In addition, the charter provides for certain other provisions that may have an anti-takeover effect:

●	a classified board of directors whose members serve staggered three-year terms;

●	the authorization of “blank check” preferred stock, which could be issued by the board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the Class A common stock;

●	a limitation on the ability of, and providing indemnification to, our directors and officers;

●	a requirement that special meetings of our stockholders can be called only by the board of directors, the Chairperson of the board of directors, or our Chief Executive Officer, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

●	a requirement of advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to the board of directors, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company;

●	a prohibition on cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	a requirement that our directors may be removed only for cause and by a majority vote of the stockholders;

●	a prohibition on stockholder action by written consent;

●	a requirement that vacancies on the board of directors may be filled only by a majority of directors then in office (subject to limited exceptions), even though less than a quorum, which prevents stockholders from being able to fill vacancies on the board of directors; and

●	a requirement of the approval of the board of directors or the holders of at least two-thirds of our outstanding shares of capital stock to amend the by-laws and certain provisions of the charter.

Choice of Forum

Our charter provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, the charter or our by-laws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine; except for, as to each of the above clauses, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims. The charter further provides that such exclusive forum provision does not apply to any suits brought to enforce any duty or liability under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive or concurrent jurisdiction. In addition, the charter adopts, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, or the rules and regulations promulgated thereunder.

Limitations on Liability and Indemnification of Directors and Officers

Our charter provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, the charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

Delaware law and the by-laws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

The limitation of liability, advancement and indemnification provisions in the charter and the by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our charter provides that we renounce any interest or expectancy in, or right to be offered an opportunity to participate in, certain corporate opportunities that are from time to time presented to certain affiliates of Warburg Pincus, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither Warburg Pincus nor any of its affiliates, directors, principals, officers, employees or other representatives will generally be liable to us or our stockholders for breach of any fiduciary or other duty, as a director of the Company or otherwise, by reason of the fact that such person directly or indirectly engages in such corporate opportunity or otherwise competes with us or our affiliates, unless, in the case of any such person who is a director of the Company, such corporate opportunity is expressly offered to such director in writing solely in his or her capacity as a director of the Company. To the fullest extent permitted by law, by becoming a stockholder in the Company, stockholders will be deemed to have notice of and consented to this provision of our charter.

Transfer Agent and Warrant Agent

The transfer agent, warrant agent and registrar for our Class A common stock and warrants is Continental Stock Transfer & Trust Company.